UNI[illegible] 09059186

SECURITIES AND [illegible]

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[redacted] 8-52202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brittany Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue – 26th Floor

(No. and Street)

New York	NY	10103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Mendez (212) 265 - 6046

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP

(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	[illegible]-1066
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

MAR 02 2009

Washington, DC

111

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I Raymond Mendez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brittany Capital Group, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

DEBRA DIAZ
Notary Public - State of New York
No. 01DI6190310
Qualified in Kings County
My Commission Expires July 21, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRITTANY CAPITAL GROUP, INC.
666 Fifth Avenue, 26th Floor
New York, NY 10103
(212) 265-6046

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

****

Brittany Capital Group, Inc.
Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	116,655
Reimbursable receivable		15,229
Prepaid taxes		32,761
Prepaid pension cost		71,210
Other assets		2,975
Total assets	**$**	**238,830**
Liabilities and Stockholders' Equity		
Liabilities		
Deferred taxes, net	$	119,700
Accounts payable and accrued expenses		21,000
Total liabilities		140,700
Common stock, no par value; 200 shares authorized, 139 shares issued		39,050
Additional paid-in capital		1,900
Accumulated deficit		(58,599)
Accumulated other comprehensive income		135,754
		118,105
Less: Treasury stock at cost, 17 shares		(19,975)
Total stockholders' equity		98,130
Total liabilities and stockholders' equity	**$**	**238,830**

The accompanying notes are an integral part of this financial statement.

1. General

Brittany Capital Group, Inc. (the "Company") is a registered broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority (FINRA).

The Company works with alternative asset managers, assisting them in raising capital from institutional investors. In addition, the Company provides corporate finance advisory services.

2. Summary of Significant Accounting Policies

Revenue Recognition
Fees are recorded when earned and related expenses are recorded when incurred.

Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
Deferred taxes represent the tax effects of differences between the financial reporting and tax bases of the Company's assets and liabilities at the enacted tax rates in effect for the years in which the differences are expected to reverse. The Company evaluates the recoverability of deferred tax assets and establishes a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Income tax expense consists of the tax payable for the period and the change during the period in deferred tax assets and liabilities, net of any valuation allowance.

In December 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises" which allows certain enterprises to defer the effective date of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* until fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 in accordance with this FSP.

3. Cost Sharing Agreement

The Company has entered into a cost sharing agreement whereby facilities, equipment and office services are provided. The cost sharing agreement commenced May 1, 2005. The agreement is on a month-to-month basis, for a monthly fee of $5,050, unless either party cancels.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital to the greater of $5,000, or 1/15 of aggregate indebtedness as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2008, the Company had net capital, as defined, of $95,655, which exceeded its required minimum net capital of $5,000 by $90,655. Aggregate indebtedness at December 31, 2008 was $21,000. The ratio of aggregate indebtedness to net capital was 0.22 to 1.

Should the need arise, the stockholders intend to infuse sufficient working capital to ensure continued compliance with minimum net capital requirements and fund working capital as necessary.

5. Pension Plan

The Company sponsors a defined benefit pension plan (the "Plan") which it adopted in 2006.

Contributions to the plan are funded solely by the Company, and are actuarially determined based on a retirement benefit formula which factors in defined average compensation and years of participation to meet the funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA). No benefits have been paid at December 31, 2008.

The following table sets forth the pension plan's funded status and amounts recognized in the Company's financial statements as of and for the year ended:

Benefit obligation at December 31, 2008	$ 809,026
Fair value of plan assets at December 31, 2008	880,236
Unfunded status	$ (71,210)
Prepaid pension cost	$ 71,210
Net periodic expense	$ 373,789

Weighted-average assumptions as of December 31,	
Discount rate:	
Pre-retirement	6.4%
Post-retirement	5.0%
Expected long term rate of return on plan assets	5.0%
Rate of compensation increase	3.0%

Benefit cost	$	373,789
Employer contribution	$	-
Plan participants' contribution	$	-
Benefits paid	$	-
Accumulated benefit obligation	$	809,026

Amounts recognized in accumulated other comprehensive income at December 31 consist of:

Unrecognized gain	$	247,500
Tax liability on unrecognized gain		(103,700)
Prior service cost		(8,046)
Accumulated other comprehensive income	$	135,754

The Company's pension plan asset allocations, by asset category, are as follows:

Cash and cash equivalents	$	105,177
Certificates of deposit		562,617
Common stock		19,555
Corporate bonds		192,887
	$	880,236

The Plan's investment policies center around preservation of principal and consistent returns. Generally, investments are expected to be in fixed-income obligations of investment grade corporate issuers. The 5.0% expected long-term rate of return on Plan assets was determined consistent with the Plan's conservative investment policies.

There are no benefit payments expected to be made for the five years subsequent to the year ended December 31, 2008.

6. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

The Company transacts its business with clients located worldwide.

7. Retirement Plans

The Company has established a profit sharing plan which covers all employees. Employees are immediately vested. No contributions were provided for the year ended December 31, 2008.

The Company sponsors a 401(k) plan covering all its eligible employees. Contributions are determined annually by the stockholders. Contributions to the plan amounted to $41,000 for the year ended December 31, 2008.

8. Taxes

Net deferred tax liability is comprised of:
Deferred tax asset of $5,000
Deferred tax liability of $124,700

The deferred tax asset arises from net operating loss carryforward of $33,018 at December 31, 2008. The net operating loss expires in the year 2028. The Company does not deem a valuation allowance necessary.

The deferred tax liability of $124,700 arises from the recording of the unrealized gain on pension and prepaid pension costs, which are recognized differently for financial reporting and income tax basis.

****

The Company's Statement of Financial Condition as of December 31, 2008 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Shareholders
Brittany Capital Group, Inc.

We have audited the accompanying statement of financial condition of Brittany Capital Group, Inc. (the "Company"), as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brittany Capital Group, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 27, 2009